Produced below is Section 4.1 of the Bylaws of Home Bancorp, Inc. as amended and restated on June 28, 2021 to change the age limitation for members of the Company’s Board of Directors. 4.1 Number and Powers; Age Limitation. The management of all the affairs, property and interest of the Corporation shall be vested in a Board of Directors. The Board of Directors shall be divided into three classes as nearly equal in number as possible. The initial Board of Directors shall consist of eight persons. The classification and term of the directors shall be as set forth in the Corporation’s Articles of Incorporation, which provisions are incorporated herein with the same effect as if they were set forth herein. Directors need not be residents of the State of Louisiana. Directors will be expected to acquire and maintain an investment in the Company’s common stock in accordance with the policies of the Board of Directors as established from time-to-time. No person seventy-two five years of age shall be eligible for election, reelection, appointment, or reappointment to the Board of Directors of the Corporation. No director shall serve as such beyond the annual meeting of Corporation immediately following the director becoming seventy-twofive. This age limitation does not apply to an advisory or emeritus director. In addition to the powers and authorities expressly conferred upon it by these Bylaws and the Articles of Incorporation, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.